UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)*

KENNEDY-WILSON, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

489399204

(CUSIP Number)

June 28, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 489399204	13G	Page 2 of 12 Pages

1.	Names of Reporting Persons.
I.R.S. Identification No. of Above Persons (Entities Only).
Cahill, Warnock Strategic Partners, L.P. 52-1970604

2.	Check the Appropriate Box if a Member of a Group*
		(a)	[ ]
		(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization...Delaware

Number of	5. Sole Voting Power...0
Shares

Beneficially	6. Shared Voting Power...749,000
Owned by

Each Reporting	7. Sole Dispositive Power...0

Person With	8. Shared Dispositive Power...749,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...749,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11.	Percent of Class Represented by Amount in Row (9)...7.6%

12.	Type of Reporting Person* PN

CUSIP No. 489399204	13G	Page 3 of 12 Pages

1.	Names of Reporting Persons.
I.R.S. Identification No. of Above Persons (Entities Only).
Cahill, Warnock Strategic Partners Fund, L.P. 52-1970619

2.	Check the Appropriate Box if a Member of a Group*
		(a)	[ ]
		(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization...Delaware

Number of	5. Sole Voting Power...0
Shares

Beneficially	6. Shared Voting Power...749,000
Owned by

Each Reporting	7. Sole Dispositive Power...0

Person With	8. Shared Dispositive Power...749,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...749,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11.	Percent of Class Represented by Amount in Row (9)...7.6%

12.	Type of Reporting Person* PN

CUSIP No. 489399204	13G	Page 4 of 12 Pages

1.	Names of Reporting Persons.
I.R.S. Identification No. of Above Persons (Entities Only).
Strategic Associates, L.P. 52-1991689

2.	Check the Appropriate Box if a Member of a Group*
		(a)	[ ]
		(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization...Delaware

Number of	5. Sole Voting Power...0
Shares

Beneficially	6. Shared Voting Power...749,000
Owned by

Each Reporting	7. Sole Dispositive Power...0

Person With	8. Shared Dispositive Power...749,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...749,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11.	Percent of Class Represented by Amount in Row (9)...7.6%

12.	Type of Reporting Person* PN

CUSIP No. 489399204	13G	Page 5 of 12 Pages

1.	Names of Reporting Persons.
I.R.S. Identification No. of Above Persons (Entities Only).
Edward L. Cahill SSN: ###-##-####

2.	Check the Appropriate Box if a Member of a Group*
		(a)	[ ]
		(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization...U.S.A.

Number of	5. Sole Voting Power...0
Shares

Beneficially	6. Shared Voting Power...749,000
Owned by

Each Reporting	7. Sole Dispositive Power...0

Person With	8. Shared Dispositive Power...749,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...749,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11.	Percent of Class Represented by Amount in Row (9)...7.6%

12.	Type of Reporting Person* IN

CUSIP No. 489399204	13G	Page 6 of 12 Pages

1.	Names of Reporting Persons.
I.R.S. Identification No. of Above Persons (Entities Only).
David L.Warnock SSN: ###-##-####

2.	Check the Appropriate Box if a Member of a Group*
		(a)	[ ]
		(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization...U.S.A.

Number of	5. Sole Voting Power...0
Shares

Beneficially	6. Shared Voting Power...749,000
Owned by

Each Reporting	7. Sole Dispositive Power...0

Person With	8. Shared Dispositive Power...749,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...749,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11.	Percent of Class Represented by Amount in Row (9)...7.6%

12.	Type of Reporting Person* IN

CUSIP No. 489399204	13G	Page 7 of 12 Pages

1.	Names of Reporting Persons.
I.R.S. Identification No. of Above Persons (Entities Only).
Donald W. Hughes SSN: ###-##-####

2.	Check the Appropriate Box if a Member of a Group*
		(a)	[ ]
		(b)	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization...U.S.A.

Number of	5. Sole Voting Power...0
Shares

Beneficially	6. Shared Voting Power...749,000
Owned by

Each Reporting	7. Sole Dispositive Power...0

Person With	8. Shared Dispositive Power...749,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person...749,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11.	Percent of Class Represented by Amount in Row (9)...7.6%

12.	Type of Reporting Person* IN

Page 8 of 12 Pages

Items 2 and 4 of the Schedule 13G filed on May 4, 1999 are amended as follows:

Item 2(a). Names of Persons Filing:

     This statement is filed on behalf of Cahill, Warnock Strategic Partners Fund, L.P. (“CWSPF”), Strategic Associates, L.P. (“SA”), Cahill, Warnock Strategic Partners, L.P. (“CWSP”), Edward L. Cahill (“Cahill”), David L. Warnock (“Warnock”), and Donald W. Hughes (“Hughes”). Cahill, Warnock & Co., LLC (“CW & Co.”) is no longer a reporting person as a result of its withdrawal as SA’s general partner after the initial Schedule 13G filing and prior to June 28, 2002.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The principal place of business of CWSPF, SA, CWSP, Cahill, Warnock, and Hughes is One South Street, Suite 2150, Baltimore, Maryland 21202.

Item 2(c). Citizenship:

     CWSPF, SA, and CWSP are limited partnerships organized under the laws of the State of Delaware. Cahill, Warnock and Hughes are U.S. citizens.

Item 4. Ownership.

     (a)  Amount Beneficially Owned:

CWSP is the sole general partner of CWSPF and SA. CWSP’s role as the sole general partner of SA was a result of the withdrawal of CW & Co., SA’s former sole general partner. The limited partnership agreement for each of CWSPF and SA provides that any securities that are acquired by both CWSPF and SA shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. The limited partnership agreement for SA provides that it will invest on a side-by-side basis with CWSPF. Notwithstanding these provisions, there is no agreement between the two funds that provides the other with any right to enforce these provisions. Accordingly, CWSP, CWSPF and SA each deny that it is part of any group.

Because of their relationship as affiliated entities, each of CWSP, CWSPF and SA may be deemed to own beneficially the shares held of record by the others. As a general partner of CWSPF and SA, CWSP may be deemed to own beneficially the shares of Common Stock held by CWSPF and/or SA. As general partners of CWSP, Cahill, Warnock and Hughes may be deemed to own beneficially the shares of Common Stock held by CWSPF and/or SA. Notwithstanding the foregoing, CWSP, CWSPF, SA Cahill, Warnock and Hughes each disclaims beneficial ownership of any shares not held of record by it. The amounts reported as beneficially owned reflect the ownership levels if CWSP, CWSPF, SA, Cahill, Warnock and Hughes beneficially owned the shares of Common Stock held by them collectively.

On June 28, 2002, CWSPF exchanged $7,106,000 in principal amount of 6% Subordinated Convertible Debentures, due 2006 that represented the right to receive shares of the Issuer’s Common Stock upon conversion for (i) 6% Subordinated Notes, due 2006 (with no conversion rights) and (ii) 709,678 shares of the Issuer’s Common Stock.

On June 28, 2002, SA exchanged $394,000 in principal amount of 6% Subordinated Convertible Debentures, due 2006 that represented the right to receive shares of the Issuer’s Common Stock upon

Page 9 of 12 Pages

conversion for (i) 6% Subordinated Notes, due 2006 (with no conversion rights) and (ii) 39,322 shares of the Issuer’s Common Stock.

     (b)  Percent of Class:

Cahill, Warnock Strategic Partners, L.P. Cahill, Warnock Strategic Partners Fund, L.P. Strategic Associates, L.P.	7.6% 7.6% 7.6%

The percentage of beneficial ownership of 7.6% of the Issuer’s Common Stock is based upon (i) 9,896,476 shares of Issuer’s Common Stock reported to be issued and outstanding as of September 30, 2002 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002 and (ii) 749,000 shares of the Issuer’s Common Stock (the aggregate number of shares of Common Stock held by CWSPF and SA collectively).

     (c)  Number of Shares as to Which Such Person Has:

(i) Sole power to vote or to direct the vote:

Cahill, Warnock Strategic Partners Fund, L.P. Strategic Associates, L.P. Cahill, Warnock Strategic Partners, L.P.	0 0 0

(ii) Shared power to vote or to direct the vote:

Cahill, Warnock Strategic Partners Fund, L.P. Strategic Associates, L.P. Cahill, Warnock Strategic Partners, L.P.	749,000 749,000 749,000

Edward L. Cahill, Donald W. Hughes and David L. Warnock are individual general partners of CWSP (collectively, the “Individual Partners”). As general partners of CWSP, the Individual Partners may be deemed to have power to vote or direct the vote of the shares of Common Stock held by CWSPF and SA. Each of the Individual Partners hereby disclaims the power to vote or direct the vote of the Issuer’s Common Stock held by CWSPF and SA.

(iii) Sole power to dispose or to direct the disposition of:

Cahill, Warnock Strategic Partners Fund, L.P. Strategic Associates, L.P. Cahill, Warnock Strategic Partners, L.P.	0 0 0

(iv) Shared power to dispose or to direct the disposition of:

Cahill, Warnock Strategic Partners Fund, L.P. Strategic Associates, L.P. Cahill, Warnock Strategic Partners, L.P.	749,000 749,000 749,000

Page 10 of 12 Pages

Edward L. Cahill, Donald W. Hughes and David L. Warnock are individual general partners of CWSP (collectively, the “Individual Partners”). As general partners of CWSP, the Individual Partners may be deemed to have power to dispose or to direct the disposition of the shares of Common Stock held by CWSPF and SA. Each of the Individual Partners hereby disclaims the power to dispose or to direct the disposition of the Issuer’s Common Stock held by CWSPF and SA.

Page 11 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 12, 2003

Cahill, Warnock Strategic Partners Fund, L.P.

By: Cahill, Warnock Strategic Partners, L.P., its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Secretary

Cahill, Warnock Strategic Partners, L.P.

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Secretary and General Partner

Strategic Associates, L.P.

By: Cahill, Warnock Strategic Partners, L.P., its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Secretary

Page 12 of 12 Pages

Edward L. Cahill

/s/ Edward L. Cahill

Name: Edward L. Cahill

David L. Warnock

/s/ David L. Warnock

Name: David L. Warnock

Donald W. Hughes

/s/ Donald W. Hughes

Name: Donald W. Hughes

EXHIBIT INDEX

Exhibit No.	Description

99.1	Agreement of Joint Filing